Filed by CB Bancshares, Inc. pursuant
                                    to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-6 under
                                             the Securities Exchange Act of 1934

                                            Subject Company: CB Bancshares, Inc.
                                                 Commission File No.: 333-104783

The following letter was sent to certain shareholders of CB Bancshares, Inc.:


                                   [CB LOGO]




                  SEPTEMBER 13 ELECTION DEADLINE ANNOUNCED -
                         IMMEDIATE ATTENTION REQUESTED



August 26, 2004

Dear CB Bancshares Shareholder:

We are writing to update you about the deadline for submitting election materials you received last month. The Letter of Transmittal and Form of Election references an "Election Deadline," which is the date and time by which your completed Letter of Transmittal and Form of Election, as well as your CB Bancshares stock certificates, must be received by American Stock Transfer & Trust Company, the Exchange Agent.

Please be advised that Monday, September 13 at 11:00 a.m. Hawaii time (5:00 p.m. Eastern time), has been set as the election deadline for submitting your Letter of Transmittal and Form of Election and the documents it requires.

Thank you again for your support.

Aloha,



Ronald K. Migita
President and Chief Executive Officer

                                 -NEED HELP?-

CBBI shareholders with questions, needing assistance in completing the Letter of Transmittal and Form of Election, or requiring additional copies of the Letter of Transmittal and Form of Election may contact Innisfree M&A at 1-877-687-1873


                           *************************


CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site (www.sec.gov). Such documents may also be obtained free of charge from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.